        [Letterhead of Klehr, Harrison, Harvey, Branzburg & Ellers, LLP]


                                            June 23, 1999


VIA EDGAR AND FACSIMILE (202-942-9527)
--------------------------------------



Kenneth Lench
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


Re:      ConMat Technologies, Inc.
         Registration Statement on Form 10-SB (File No. 1-14963) filed on April 27, 1999, as amended by Amendment No. 1 filed June 16, 1999 (the "Registration Statement")
         -----------------------------------------------------------------



Dear Mr. Lench:

         On behalf of our client, ConMat Technologies, Inc., a Florida corporation (the "Company"), we write to withdraw the Registration Statement. As we have discussed, the Company is withdrawing the Registration Statement solely for the purpose of avoiding its automatic effectiveness on June 25, 1999 and to allow additional time to respond to the comments of the staff of the Securities and Exchange Commission.

         Please advise us if any further action is required to withdraw the filing. Please do not hesitate to contact Larry Rovin (at 215-569-2898) or the undersigned (at 215-569-3288) with any questions or comments.

                                             Very truly yours,

                                             /s/ Daniel P. O'Brien
                                             Daniel P. O'Brien





DPO/lln
cc:      Mr. Paul A. DeJuliis, Chief Executive Officer
         Lawrence D. Rovin, Esquire
         Kenneth W. Benat